Investment Company Fidelity Bond Policy Declarations

INVESTMENT COMPANY FIDELITY BOND DECLARATIONS

CUSTOMER NUMBER		DATE ISSUED

5001416644		06/05/2026
POLICY NUMBER	COVERAGE IS PROVIDED BY	PRODUCER NO.

6052340012	Continental Insurance Company	772583

(herein called ‘Underwriter’)

NAMED INSURED AND ADDRESS		PRODUCER

Item 1.	Brighthouse Funds Trust I and Brighthouse	AON RISK SERVICES NORTHEAST INC
	Funds Trust II (herein called ‘Insured’)	TENIOLA ADEYEMI
	125 HIGH ST,	53 STATE ST FL 22
	BOSTON, MA 02110-2704	BOSTON, MA 02109-2820

Item 2.	Policy Period: From 12:01 a.m. on 06/01/2026 to 12:01 a.m. on 06/01/2027 standard time.

Item 3.	Limit of Liability: $10,000,000 per Loss.

Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If “NOT COVERED” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE

Employee Coverage	$10,000,000	$0
Premises	$10,000,000	$50,000
Transit	$10,000,000	$50,000
Forgery or Alteration	$10,000,000	$50,000
Extended Forgery	$10,000,000	$50,000
Counterfeit Currency	$10,000,000	$50,000
Computer Systems Fraud	$10,000,000	$50,000
Voice Initiated Transfer Fraud	$10,000,000	$50,000
Uncollectible Items of Deposit	$50,000	$5,000
Audit Expense	$100,000	$2,500

Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Surcharges/Taxes: NONE

Form No: G131698Ac (06-1998) Policy Declarations; Page: 1 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 1 of 24
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Investment Company Fidelity Bond Policy Declarations

Item 4.	The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

Endorsements (as attached):

Endorsement Number	Ed. Date	Endorsement Name
G145184A	06-2003	Economic and Trade Sanctions Condition
CNA112209XX	01-2026	Stop Payment Legal Liability Rider
CNA70927XX	09-2012	Unauthorized Signature Rider
CNA95010XX	10-2020	Social Engineering Fraud Insuring Clause Coverage Rider
CNA95228XX	03-2019	Cryptocurrency Exclusion Rider
FIG4124A	06-1999	Automated Phone System Rider

Item 5. Notice of claim should be sent to the Underwriter at:	CNA – Claims Reporting
P.O. Box 8317
Chicago, IL 60680-8317
Fax Number: 866-773-7504
Email address: SpecialtyNewLoss@cna.com

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative or attorney-in-fact of the Underwriter

By		Countersigned By:
	Attorney-in-fact		Authorized Representative

Authorized Representative

Form No: G131698Ac (06-1998) Policy Declarations; Page: 2 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 2 of 24
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Investment Company Fidelity Bond Bond

The UNDERWRITER, in consideration of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:

INSURING CLAUSES

1.	EMPLOYEE COVERAGE

Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.	PREMISES COVERAGE

A.	PROPERTY

Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

B.	OFFICES AND EQUIPMENT

Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED’S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3.	TRANSIT COVERAGE

Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

a.	in an armored motor vehicle, including loading and unloading thereof,
b.	in the custody of a natural person acting as a messenger of the INSURED, or
c.

in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

I.	written records,
II.	securities issued in registered form which are not endorsed or are restrictively endorsed, or
III.	negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person acting as a messenger or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

Form No: G131697A (06-1998) Bond; Page: 1 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 3 of 24
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Investment Company Fidelity Bond Bond

4.	FORGERY OR ALTERATION COVERAGE

Loss resulting directly from:

a.

Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.

transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.	EXTENDED FORGERY COVERAGE

Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

a.	acquired, accepted or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove:

I.	to bear a Forgery or fraudulent material alteration,
II.	to have been lost or stolen, or
III.	to be Counterfeit, or

b.

guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

6.	COUNTERFEIT CURRENCY COVERAGE

Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7.	THREATS TO PERSONS COVERAGE

Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a.	the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and

Form No: G131697A (06-1998) Bond; Page: 2 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 4 of 24
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Investment Company Fidelity Bond Bond

b.	the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8.	COMPUTER SYSTEMS COVERAGE

Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED’S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

a.	Property to be transferred, paid or delivered,
b.	an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or
c.	an unauthorized account or a fictitious account to be debited or credited.

9.	VOICE INITIATED TRANSACTION COVERAGE

Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Transaction was:

a.	received at the INSURED’S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,
b.	made by a person purporting to be a Customer, and
c.	made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.

10.	UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

a.	redemption’s or withdrawals to be permitted,
b.	shares to be issued, or
c.	dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption’s or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit. Items of Deposit shall not be deemed uncollectible until the INSURED’S standard collection procedures have failed.

Form No: G131697A (06-1998) Bond; Page: 3 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 5 of 24
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Investment Company Fidelity Bond Bond

11.	AUDIT EXPENSE COVERAGE

Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.

CONDITIONS AND LIMITATIONS

1.	EXCLUSIONS

A.	GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

This bond does not directly or indirectly cover:

(1)	loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety;

(2)

loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

(3)	loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

(4)	loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating:

a.	the issuance, purchase or sale of securities,
b.	transactions on security or commodity exchanges or the over-the-counter markets,
c.	investment companies, or
d.	investment advisors;

(5)	loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

(6)	loss resulting from indirect or consequential loss of any nature;

(7)	damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

(8)	loss resulting from the effects of nuclear fission or fusion or radioactivity;

(9)	loss resulting from the theft of confidential information, material or data;

(10)	costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

(11)	loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

B.	SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1.

This bond does not directly or indirectly cover:

(1)

loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

(2)	loss through the surrender of Property away from an office of the INSURED as a result of a threat:

Form No: G131697A (06-1998) Bond; Page: 4 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 6 of 24
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Investment Company Fidelity Bond Bond

a.

to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or

b.	to do damage to the premises or property of the INSURED;

(3)	loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

(4)	loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

(5)	loss of Property while in the mail:

(6)	loss of Property while in the custody of a Transportation Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

(7)

loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

C.	EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5.

This bond does not directly or indirectly cover:

(1)	loss resulting from forgery or any alteration;

(2)	loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

(3)	loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.	DISCOVERY

This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

a.	facts which may subsequently result in a loss of a type covered by this bond, or
b.

an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3.	NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

a.	At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.
b.	Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.
c.	Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.
d.

Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

Form No: G131697A (06-1998) Bond; Page: 5 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 7 of 24
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Investment Company Fidelity Bond Bond

e.	This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.

4.	LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY

At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

a.	any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or
b.	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or
c.	all acts, other than those specified in a. above, of any one person, or
d.	any one casualty or event other than those specified in a., b., or c. above,

shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All	acts, as specified in c. above, of any one person which

i.	directly or indirectly aid in any way wrongful acts of any other person or persons, or
ii.	permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5.	DEDUCTIBLE

The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

6.	COURT COSTS AND ATTORNEYS’ FEES

The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys’ fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

a.	an Employee admits to being guilty of Larceny or Embezzlement,
b.	an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

Form No: G131697A (06-1998) Bond; Page: 6 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 8 of 24
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Investment Company Fidelity Bond Bond

c.

in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER’S liability for court costs and attorneys’ fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

Amounts paid by the UNDERWRITER for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

7.	VALUATION OF PROPERTY

The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.

8.	VALUATION OF PREMISES AND FURNISHINGS

In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

Form No: G131697A (06-1998) Bond; Page: 7 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 9 of 24
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Investment Company Fidelity Bond Bond

9.	SECURITIES SETTLEMENT

In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER’S indemnity shall be:

a.	for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);
b.	for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;
c.

for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in a., b., and c. above is the value in accordance with SECTION 7., VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER’S indemnity is sustained.

The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

The INSURED shall pay the proportion of the UNDERWRITER’S premium charge for the UNDERWRITER’S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

10.	SUBROGATION - ASSIGNMENT-RECOVERY

In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the UNDERWRITER or by the INSURED, shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED’S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11.	COOPERATION OF INSURED

At the UNDERWRITER’S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER’S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

12.	OTHER INSURANCE

Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Form No: G131697A (06-1998) Bond; Page: 8 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 10 of 24
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Investment Company Fidelity Bond Bond

13.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

a.

The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.

b.

Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

c.	The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.
d.

Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.

e.	If the first named INSURED ceases for any reason to be covered under this bond, then the INSURED next named shall thereafter be considered as the first named INSURED for the purpose of this bond.

14.	ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

a.	has occurred or will occur in offices or on premises, or
b.	has been caused or will be caused by an employee or employees, or
c.	has arisen or will arise out of the assets or liabilities acquired unless the INSURED

i.	gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and
ii.	obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and
iii.	on obtaining such consent pays to the UNDERWRITER an additional premium.

15.	CHANGE OF CONTROL - NOTICE TO UNDERWRITER

When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

a.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

Form No: G131697A (06-1998) Bond; Page: 9 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 11 of 24
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Investment Company Fidelity Bond Bond

b.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
c.	the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

16.	REPRESENTATIONS MADE BY INSURED

The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance which materially affects the risk assumed by the UNDERWRITER under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17.	TERMINATION - CANCELLATION

If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

Coverage will terminate as to any Employee:

a.

immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or

b.

sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.	CHANGE OR MODIFICATION

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

Form No: G131697A (06-1998) Bond; Page: 10 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 12 of 24
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Investment Company Fidelity Bond Bond

If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.

DEFINITIONS

As used in this bond:

Computer System means:

1.	computers, with related peripheral and storage components, wherever located,
2.	systems and applications software,
3.	terminal devices, and
4.	related communication networks by which data are electronically collected, transmitted, processed, stored, and retrieved.

Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

Custodian means the institution designed by an Investment Company to maintain possession and control of its assets.

Customer means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions.

Employee means:

1.	an officer of the INSURED,
2.

a natural person while in the regular service of the INSURED at any of the INSURED’S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

3.	an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,
4.	a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED’S supervision at any of the INSURED’S offices or premises,
5.	an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond,
6.	a guest student pursuing studies or performing duties in any of the INSURED’S offices,
7.

each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.	creating, preparing, modifying or maintaining the INSURED’S computer software or programs, or

Form No: G131697A (06-1998) Bond; Page: 11 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 13 of 24
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Investment Company Fidelity Bond Bond

b.	acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,

8.

a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or

9.

any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.

which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or

b.	which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

Independent contractors not specified in 3., 4., and 7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

Forgery means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity, for any purpose.

Investment Company means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

Larceny or Embezzlement means larceny or embezzlement as set forth in Section 37 of the Investment Company Act of 1940.

Property means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or

Form No: G131697A (06-1998) Bond; Page: 12 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 14 of 24
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Investment Company Fidelity Bond Bond

interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies; deeds; mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

Relative means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

Voice Initiated Transaction(s) means any Voice Initiated Redemption or Voice Initiated Election.

Chairman	Secretary

Form No: G131697A (06-1998) Bond; Page: 13 of 13 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 15 of 24
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Investment Company Fidelity Bond Policy Endorsement

ECONOMIC AND TRADE SANCTIONS CONDITION

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1.

Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2.

Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3.	Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4.

Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5.

Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department’s Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

All other terms and conditions of the policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the policy issued by the designated Insurers, takes effect on the Policy Effective Date of said policy at the hour stated in said policy, unless another effective date (the Endorsement Effective Date) is shown below, and expires concurrently with said policy unless another expiration date is shown below.

Form No: G145184A (06-2003)

Endorsement Effective Date:         Endorsement Expiration Date:

Endorsement No: 1 ; Page: 1 of 1

Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 16 of 24
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Investment Company Fidelity Bond Rider

STOP PAYMENT LEGAL LIABILITY RIDER

In consideration of the premium, this bond is amended as follows:

1.	The Insuring Clauses are amended to add the following Insuring Clause:

Stop Payment Legal Liability

Loss which the Insured shall become legally obligated to pay as damages in connection with any check, note or draft, other than a “travelers check” payable by the Insured, which is drawn, made or accepted by any depositor of the Insured that results directly from:

(a)	compliance or failure to comply with any notice to stop payment; or
(b)	refusal to pay; or
(c)	failure to give proper notice of dishonor; and

if the Stop Payment Notice was received or presentment was first made to the Insured during the period this rider is in force.

2.	Solely with respect to the coverage provided by this Rider, Section 1, Exclusions, of the Conditions and Limitations, is deleted and replaced with the following:

This bond does not directly or indirectly cover:

(a)	liability assumed by the Insured under any agreement to be responsible for loss;
(b)	liability arising out of dishonest or fraudulent acts of officers or employees of the Insured.

3.

The specific Limit of Liability for the coverage provided by this rider shall be $50,000, it being understood, however, that such liability shall be a part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond subject to that Aggregate Limit.

The specific Per Loss Limit of Liability is $50,000

and the specific Per Loss Deductible is $5,000

4.	The Underwriter shall be liable hereunder only for the amount by which any single Loss exceeds the Per Loss Deductible amount stated above, but not in excess of the remaining Limit of Liability.

5.

The Underwriter at its sole discretion and upon request of the Insured, may reinstate the specific Limit of Liability up to the amount stated above after it has been reduced by the payment of loss by the Underwriter. The reinstated limit shall only apply to those stop payment notice received and presentments made after the effective date of reinstatement. The consideration for reinstatement of such specific Limit of Liability shall be:

(a)	payment by the Insured to the Underwriter of an additional premium; and
(b)

a representation by Insured to the Underwriter that the Insured has given notice to the Underwriter of each loss discovered by the Insured prior to the effective date of the reinstatement, whether or not each loss so discovered exceeds the per Loss Deductible Amount applicable to this Insuring Clause.

6.	The specific Limit of Liability stated above shall not be increased or reinstated by a recovery of Property made by either the Insured or Underwriter.

7.

If any loss is covered under this Insuring Clause and any other Insuring Clause or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Clause or Coverage.

Form No: CNA112209XX (01-2026)

Endorsement Effective Date:         Endorsement Expiration Date:

Endorsement No: 2 ; Page: 1 of 2

Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 17 of 24
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Investment Company Fidelity Bond Rider

8.

Coverage under this Insuring Clause shall terminate upon termination or cancellation of the bond. Coverage under this Insuring Clause may also be terminated or canceled, without canceling the bond as an entirety.

(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this rider; or
(b)	immediately upon receipt by the Underwriter of a written request for the Insured to terminate or cancel Coverage under this policy.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA112209XX (01-2026)

Endorsement Effective Date:         Endorsement Expiration Date:

Endorsement No: 2 ; Page: 2 of 2

Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606

Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 18 of 24
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Investment Company Fidelity Bond Rider

UNAUTHORIZED SIGNATURE RIDER

In consideration of the premium paid for this Bond, it is understood and agreed as follows:

I.	The INSURING CLAUSES section of the Bond is amended by the addition of the following new INSURING CLAUSE:

•	UNAUTHORIZED SIGNATURE

Loss resulting directly from the INSURED having accepted, paid or cashed any check, withdrawal order or draft, made or drawn on a customer’s account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the INSURED as a signatory on such account.

It shall be a condition precedent to the INSURED’S right of recovery under this INSURING CLAUSE that the INSURED shall have on file signatures of all persons who are authorized signatories on such account.

II.	The list of specific limits and deductibles set forth in ITEM 3. of the DECLARATIONS is amended by the addition of the following:

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE
Unauthorized Signature	$1,000,000	$5,000

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA70927XX (09-2012) Rider Effective Date: Rider Expiration Date: Rider No: 3 ; Page: 1 of 1 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 19 of 24
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Investment Company Fidelity Bond Rider

SOCIAL ENGINEERING FRAUD INSURING CLAUSE COVERAGE RIDER

In consideration of the premium, the bond is amended as follows:

I.	Item 3 of the Declarations is amended to add the following:

INSURING CLAUSE	LIMIT OF LIABILITY	DEDUCTIBLE

Social Engineering Fraud Insuring Clause	$10,000,000	$50,000

II.	The Section entitled Insuring Clauses is amended to add the following Insuring Clause:

SOCIAL ENGINEERING FRAUD INSURING CLAUSE

Loss of Funds resulting directly from an INSURED having, in good faith, transferred Funds from such INSURED’s account as a result of Social Engineering Fraud committed by a person or entity, who is not, but purports to be a Vendor, Employee, or Customer.

III.	Solely with respect to the coverage afforded by this Rider, the section entitled Definitions is amended to add the following definitions:

Communication means an electronic, telefacsimile, telephone or written instruction received by the INSURED that:

1.	establishes or changes the method, destination or account for payment or delivery of Funds;
2.	contains a misrepresentation of a material fact; and
3.	is relied upon by any Employee, believing it to be true.

Funds means money on deposit in an account with a credit balance.

Social Engineering Fraud means the intentional misleading of an Employee through the use of a Communication.

Vendor means a person or entity that has provided goods or services to the INSURED under a genuine, pre-existing:

1.	written agreement; or
2.	other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian, or similar entity.

IV.	Paragraph 1, Exclusions of the Section entitled Conditions and Limitations is amended as follows:

A.	Subparagraph A, General Exclusions Applicable to All Insuring Clauses is amended to add the following exclusion:

This bond does not directly or indirectly cover:

•

loss resulting directly or indirectly from or in any way involving, in whole or in part, Social Engineering Fraud, provided however, this EXCLUSION shall not apply to the Social Engineering Fraud Insuring Clause;

B.	Solely with respect to the coverage afforded by this Rider, the following exclusions are added:

Form No: CNA95010XX (10-2020) Rider Effective Date: Rider Expiration Date: Rider No: 4 ; Page: 1 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 20 of 24
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Investment Company Fidelity Bond Rider

This bond does not directly or indirectly cover:

•	loss resulting directly or indirectly from any investment in Securities, or ownership in any corporation, partnership, real property, or similar instrument, whether or not such investment is genuine;

•	loss resulting directly or indirectly from the failure, malfunction, illegitimacy, inappropriateness, or inadequacy of any product or service;

•	loss resulting directly or indirectly from any person or entity’s use of or acceptance of any credit, debit or charge card, or similar card or instrument, whether or not genuine;

•	loss resulting directly or indirectly from any gambling, game of chance, lottery, or similar game;

•	loss resulting directly or indirectly from any actual, alleged, or attempted kidnap or extortion or ransom demand; or

•	loss of or damage to money or Securities while in the mail or in the custody of any carrier for hire, including but not limited to any armored motor vehicle company.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA95010XX (10-2020) Rider Effective Date: Rider Expiration Date: Rider No: 4 ; Page: 2 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 21 of 24
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Investment Company Fidelity Bond Rider

CRYPTOCURRENCY EXCLUSION RIDER

In consideration of the premium, Paragraph A. General Exclusions Applicable to All Insuring Clauses of Section 1, Exclusions set forth in the CONDITIONS AND LIMITATIONS of the bond is amended to add the following:

This bond does not directly or indirectly cover loss resulting from the theft, destruction, disappearance, misplacement, or change in value of any virtual or digital currency in which cryptography or other encryption security techniques are used to regulate the generation of units of currency and/or verify the transfer of funds, operating independently of a central bank, including when such virtual or digital currency cannot be retrieved or accessed for any reason.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: CNA95228XX (03-2019) Rider Effective Date: Rider Expiration Date: Rider No: 5 ; Page: 1 of 1 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 22 of 24
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Investment Company Fidelity Bond Rider

AUTOMATED PHONE SYSTEM

To be attached to and form part of Investment Company Fidelity Bond/Form 14 in favor of Brighthouse Funds Trust I and Brighthouse Funds Trust II

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

•

Loss caused by an Automated Phone System (“APS”) Transaction, made with the manifest intent to deceive the Insured provided that the Insured maintains and follows all APS Designated Procedures with respect to APS Transactions. An unintentional isolated failure of the Insured to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement.

1.	Definitions: The following terms used in this Insuring Agreement shall have the following meanings:

a.	“APS Transaction” means any APS Redemption, APS Exchange or APS Election.

b.

“APS Redemption” means any redemption of Investment Company shares issued by an Insured which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c.

“APS Election” means any election concerning dividend options available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d.

“APS Exchange” means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e.	“APS Designated Procedures” means all of the following procedures:

(1)	Election in Application: No APS Transaction shall be executed unless the shareholder requesting the transaction has previously elected by written notice to permit such APS Redemption.

(2)

Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by the individual caller in the course of such a request, and the records shall be retained for at least six months.

Information contained in the records shall be capable of being retrieved through audio tape or the transactions shall be stored on computer disks.

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)

Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”).

(4)

Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts within the immediate succeeding 24 hour period to enter the PIN.

Form No: FIG4124A (06-1999) Rider Effective Date: Rider Expiration Date: Rider No: 6 ; Page: 1 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 23 of 24
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Investment Company Fidelity Bond Rider

(5)

Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) requesting the transaction, at the original record address by the end of the Insured’s next regular processing cycle, but in no event later than five business days following the APS Transaction.

(6)	Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2.	Exclusions: In addition to the other exclusions and limitations in the policy, the following exclusions apply to this Insuring Agreement cover:

a.	Any loss covered under Insuring Agreement A. “Fidelity”, of this Bond;

b.	Any loss resulting from:

(1)	The redemption of shares, where the proceeds of such redemption are made payable to other than

(I)	the shareholder of record, or
(II)	a person officially Designated to receive redemption proceeds, or
(III)	a bank account officially Designated to receive redemption proceeds, or

(2)

The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(3)	The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially Designated bank account, or

(4)	the failure to adhere to one or more APS designated procedures.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3.	This rider shall become effective as of 12:01 a.m. on 06/01/2026 standard time as specified in the bond.

All other terms and conditions of the bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the Bond Effective Date of said Bond at the hour stated in said Bond, unless another effective date (the Rider Effective Date) is shown below, and expires concurrently with said Bond unless another expiration date is shown below.

Form No: FIG4124A (06-1999) Rider Effective Date: Rider Expiration Date: Rider No: 6 ; Page: 2 of 2 Underwriting Company: Continental Insurance Company, 151 N Franklin St, Chicago, IL 60606	Bond No: 6052340012 Bond Effective Date: 06/01/2026 Bond Page: 24 of 24
© Copyright CNA All Rights Reserved.

Berkshire Hathaway Specialty Insurance Company

(a Stock Insurance Company)

1314 Douglas Street, Suite 1400

Omaha, NE 68102-1944

Excess Policy

Common Policy Declarations

THE PAYMENT OF DEFENSE COSTS WILL REDUCE THE LIMIT OF LIABILITY UNDER THIS POLICY.

This Declarations Page is attached to and forms part of the Policy

		Policy No.: 47-EPF-322151-05	Renewal of: 47-EPF-322151-04
Item 1.	Named Insured:	Brighthouse Funds Trust I and Brighthouse Funds Trust II

	Mailing Address:	125 High St
		Boston, MA 02110-2704

Item 2.	Policy Period
	Effective:	From: June 01, 2026	To: June 01, 2027

		Both days at 12:01 a.m. local standard time at Mailing Address listed in Item 1, above.

Item 3.	Limits of Insurance (including Defense Costs)	Per Claim Limit:	$10,000,000
		Aggregate Policy Limit:	$10,000,000
		Total Underlying Limit of Liability:	$10,000,000

Item 4.	Premiums:	Policy Premium:	$24,000
		Terrorism Coverage Premium:	$0
		Total Premium:	$24,000

Disclaimer

NOTICE: THE POLICY APPLIED FOR IS NOT SUBJECT TO ALL INSURANCE LAWS THAT APPLY TO OTHER COMMERCIAL LINES PRODUCTS AND MAY CONTAIN SIGNIFICANT DIFFERENCES FROM A POLICY THAT IS SUBJECT TO ALL INSURANCE LAWS

THIS POLICY IS SUBJECT TO ALL OF ITS TERMS, CONDITIONS AND ENDORSEMENTS, WHICH HAVE BEEN SET FORTH, INCLUDING, BUT NOT LIMITED TO, ALL APPLICABLE CLAIMS-MADE VERSUS OCCURRENCE TRIGGERS, PERILS, EXCLUSIONS, LOCATION AND TERRITORY LIMITATIONS, AND WHETHER DEFENSE IS WITHIN OR OUTSIDE OF LIMITS.

Page 1 | EP-LX-DEC-05/2017

Item 5.	Schedule of	(A) Followed Policy:
	Underlying	Carrier Continental Insurance Company
	Insurance:	Policy Number 6052340012
Limit of Liability $10,000,000

(B) See attached Schedule of Underlying Excess Policies

Item 6.	Notices to	For claims, loss or potential claims	All other notices
	Insurer:	By 24-hour toll free number:	By Email:
		855-453-9675	execandprofnotices@bhspecialty.com
		By Email:	By Fax: 617-248-1618
		ClaimsNotice@bhspecialty.com	By Mail: Log on to
		By Email:	www.bhspecialty.com/claims-
		CyberClaimsNotice@bhspecialty.com	reporting.html for mailing address
By Fax: 617-507-8259
By Mail: Log on to
www.bhspecialty.com/claims-
reporting.html for mailing address

Item 7.	Forms and
	Endorsements:	See attached Schedule

This policy is comprised of this Declarations page, the policy form and the schedules and endorsements, if any, attached at the inception or issued during the Policy Period.

Signatures:

Ralph Tortorella, Secretary	Peter Eastwood, President

July 29, 2026
Dated

Page 2 | EP-LX-DEC-05/2017

Policy No.: 47-EPF-322151-05

Issued to:  Brighthouse Funds Trust I and Brighthouse Funds Trust II

FORMS SCHEDULE

The contents of the Policy are comprised of the following forms:

Form Number	Endorsement Title

EP-LX-DEC-05/2017	Excess Policy Common Policy Declarations

EP-FORMS-SCH-02/2015	Forms Schedule

EP-AX-NLF-001-09/2023	Excess Insurance Policy

EP-XS-SCH-01/2015	Schedule of Underlying

EP-UN-020-04/2020	Sanctions

EP-XS-003-10/2013	Amend Preamble

EP-XS-016-11/2013	Amend Section III, Limits of Liability, For Excess Fidelity Bond

Page 1 | EP-FORMS-SCH-02/2015

Berkshire Hathaway Specialty Insurance Company

(Hereinafter referred to as the Insurer)

EXCESS INSURANCE POLICY

UNLESS OTHERWISE PROVIDED BY THE UNDERLYING INSURANCE, THIS POLICY APPLIES TO CLAIMS FIRST MADE AND REPORTED DURING THE POLICY PERIOD SET FORTH IN ITEM 2. OF THE DECLARATIONS.

In consideration of the premium payment and in reliance on any provision(s) in the Followed Policy, the Insurer has also issued this policy in reliance upon all materials and written statements, which shall be deemed attached hereto and made a part hereof, submitted by or on behalf of the Insured(s) or Named Insured to the Insurer or any insurer of Underlying Insurance in connection with the underwriting of this policy.

I.	INSURING AGREEMENT

This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, or any more restrictive provisions of the Underlying Excess Policies, except as otherwise set forth in this policy. The coverage obligations under this policy shall attach to the Insurer only after all Underlying Insurance has in fact been exhausted by payment, in legal currency, of loss by or on behalf of the insurers of the Underlying Insurance, or by or on behalf of the Insured(s). The risk of uncollectability of any Underlying Insurance (in whole or in part) for any reason is expressly retained by the Insured(s), and is not insured under this policy or assumed by the Insurer.

II.	DEFINITIONS
a.	Insurer means Berkshire Hathaway Specialty Insurance Company.

b.	Insured(s) has the meaning set forth in the Followed Policy.

c.	Named Insured has the meaning set forth in Item 1. of the Declarations.

d.	Followed Policy means the policy identified in Item 5. (A) of the Declarations.

e.	Underlying Excess Policies means all policies scheduled in Item 5. (B) of the Declarations.

f.	Underlying Insurance means the Followed Policy and all of the Underlying Excess Policies.

g.	Underlying Limits means an amount equal to the total of all of the aggregate Limits of Liability, as set forth in Item 5 of the Declarations, for all Underlying Insurance.

III.	LIMITS OF LIABILITY

The amount set forth in Item 3. of the Declarations shall be the maximum aggregate Limit of Liability of the Insurer for all loss under this policy for any reason. If the aggregate Limit of Liability under this policy is exhausted by payment of loss, the Insurer’s obligations under this policy shall be deemed completely fulfilled and extinguished. If any Underlying Insurance grants

EP-AX-NLF-001-09/2023	Page 1

coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the Underlying Limits by any payment under such coverage.

IV.	UNDERLYING INSURANCE CHANGE

If, during the Policy Period as stated in Item 2. of the Declarations, there is a change to any Underlying Insurance which expands coverage, then this policy shall become subject to such change only if the Insurer agrees thereto by written agreement or by written endorsement to this policy and any additional premium is paid.

V.	SEVERABILITY OF INTERESTS

In addition to any other clauses set forth herein, this policy shall follow any provisions in the Followed Policy regarding the severability and non-imputation of the statements, representations, or warranties of any Insured(s) and the limitations and restrictions in rescission or voidance of the Followed Policy.

VI.	INSURER RIGHTS

The Insurer has the same rights, privileges and protections afforded to the insurer of the Followed Policy. The Insurer has the right, but not the obligation, at its sole discretion, to effectively associate with the Insured(s) in the defense and settlement of any claim which may attach to and be covered under this policy or any Underlying Insurance.

VII.	NOTICE

Any notice provided to the Underlying Insurance shall also be provided to the Insurer under this policy, except that such notice shall be provided to the Insurer at either the physical or email address, both identified in Item 6. of the Declarations.

VIII.	CANCELLATION AND NONRENEWAL

This policy shall follow, and specifically incorporates herein by reference, the conditions in the Followed Policy with respect to cancellation and nonrenewal, and shall comply with all of the requirements of any applicable state laws and regulations regarding cancellation and nonrenewal.

EP-AX-NLF-001-09/2023	Page 2

Policy No.:	47-EPF-322151-05

Issued to:	Brighthouse Funds Trust I and Brighthouse Funds Trust II

SCHEDULE OF UNDERLYING

Followed Policy(ies)

Insurer	Policy Number	Limits	Attachment
Continental Insurance Company	6052340012	$10,000,000	Primary

Page 1 |  EP-XS-SCH-01/2015

ENDORSEMENT 1

This endorsement, effective 12:01AM:	June 01, 2026
Forms a part of Policy No.:	47-EPF-322151-05
Issued to:	Brighthouse Funds Trust I and Brighthouse Funds Trust II
By:	Berkshire Hathaway Specialty Insurance Company

SANCTIONS

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS FOLLOW FORM POLICY

It is understood and agreed that the Insurer shall not be deemed to provide cover under this Policy and the Insurer shall not be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the United States of America, European Union or United Kingdom or the trade or economic sanctions, laws or regulations of any other country, territory or region.

All other terms and conditions of this Policy remain unchanged.

Page 1 |  EP-UN-020-04/2020

ENDORSEMENT 2

This endorsement, effective 12:01 AM: June 01, 2026

Forms a part of Policy No.:	47-EPF-322151-05

Issued to:	Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	Berkshire Hathaway Specialty Insurance Company

AMEND PREAMBLE

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

The paragraph immediately preceding Section I INSURING AGREEMENT (the Preamble) is deleted in its entirety and replaced as follows:

In consideration of the premium payment, the Insureds and the Insurer agree as follows:

All other terms and conditions of this policy remain unchanged.

EP-XS-003-10/2013	Page 1

ENDORSEMENT 3

This endorsement, effective 12:01 AM: June 01, 2026

Forms a part of Policy No.:	47-EPF-322151-05

Issued to:	Brighthouse Funds Trust I and Brighthouse Funds Trust II

By:	Berkshire Hathaway Specialty Insurance Company

AMEND SECTION III, LIMITS OF LIABILITY, FOR EXCESS FIDELITY BOND

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

EXCESS POLICY FORM

In consideration of the payment of the premium for this policy it is hereby understood and agreed that the policy is amended as follows:

1.	Section III, LIMITS OF LIABILITY, is hereby deleted and replaced by the following:

With the exception of the amount of the Single Loss Limit of Liability and the policy Aggregate Limit of Liability as set out in Item 3 of the Declarations (as amended), this policy hereby adopts and incorporates Section 4 of the Followed Policy. If any Underlying Insurance grants coverage subject to a liability sublimit, this policy shall not afford such coverage. The policy, however, shall recognize any reduction or exhaustion of the Underlying Limits by any payment under such coverage.

All other terms and conditions of this policy remain unchanged.

EP-XS-016-11/2013	Page 1

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT is made as of May 21, 2020 between Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”).

WHEREAS, the Trusts are named as insureds under a joint insured fidelity bond (the “Bond”) issued by National Union Fire Insurance Company (the “Insurer”);

WHEREAS, the Trusts desire to establish the criteria by which recoveries under the Bond shall be allocated among the parties;

NOW, THEREFORE, it is agreed as follows:

In the event that the claims of loss of two or more insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Trust sustaining such loss shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day first written above.

BRIGHTHOUSE FUNDS TRUST I

By:

Name: Alan R. Otis
Title: Treasurer

BRIGHTHOUSE FUNDS TRUST II

By:

Name: Alan R. Otis
Title: Treasurer

BRIGHTHOUSE FUNDS TRUST I

BRIGHTHOUSE FUNDS TRUST II

Secretary Certificate

The undersigned, Secretary of the Brighthouse Funds Trust I and Brighthouse Funds Trust II (the “Trusts”), the following hereby certifies that the following is a true copy of the form of resolutions adopted by the Boards of Trustees at a Meeting held on May 21, 27-28, 2026

RESOLVED, that the joint fidelity bond coverage for the period from June l, 2026 to June l, 2027, written by CNA (primary bond) and Berkshire Hathaway (excess bond) (the “Bond”), in the aggregate amount of $20 million covering among others, officers and employees of the Trusts in accordance with the requirements of Rule 17g-l promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) under the 1940 Act, is reasonable in form and amount, having given due consideration to, among other things, (i) the value of the aggregate assets of the Trusts to which any covered person may have access; (ii) the types and terms of the arrangements made for the custody and safekeeping of such assets; (iii) the nature of the securities in the portfolios of the Trusts; (iv) the amount of the bond and the premium for such bond; (v) the action of the Trusts in joining such joint fidelity bond; and (vi) the Trusts’ participation in such joint fidelity bond as being in the best interest of the Trusts; and it is

FURTHER RESOLVED, that the total premium of $64,000 (plus taxes & fees) ($40,000 for $10 million primary bond and $24,000 for $10 million excess bond) for the Bond for the period from June l, 2026 to June l, 2027, is determined to be reasonable and is hereby approved in all respects; and it is

FURTHER RESOLVED, that the Trusts (on behalf of each of their portfolios) enter into an agreement with each other substantially in the form presented to the meeting pursuant to which, in the event recovery is received under the fidelity bond authorized by the immediately preceding votes as a result of the loss by two or more of the insureds under the Bond, each insured shall receive an equitable and proportionate share of such recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-l under the 1940 Act; and it is

FURTHER RESOLVED, that the obtaining of said Bond is deemed by the Board of Trustees of the Trusts (all Trustees voting) and separately by a majority of the Trustees who are not “interested persons” of the Trusts as defined in the 1940 Act, to be reasonable as to amount, type and form and in the best interest of the Trusts and each Portfolio and it is hereby approved; and it is

FURTHER RESOLVED, that the Secretary of the Trusts shall file or cause to be filed the Bond and any appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-l of the 1940 Act concerning the Bond; and it is

FURTHER RESOLVED, that the form and content of the Agreement Among Joint Insureds, presented at this Meeting be and hereby is approved; and it is

FURTHER RESOLVED, that the appropriate officers of the Trusts be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board’s approval.

IN WITNESS HEREOF, I hereunto set my hand as of this 14th day of September, 2026.

/s/ Thomas Watterson

Thomas Watterson

Secretary